To Whom It May Concern:

I, Paul S. Peercy, hereby appoint Sheri H. Edison and
Steven J. Price, each and individually, my true and lawful attorney-in-fact, for and in my name, place and stead, with full power of substitution, to sign on my behalf any and all Forms 3, 4 and 5 for the submission of such forms to the Securities and Exchange Commission, and to take any and all actions necessary or advisable to file such Forms with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned has caused these presents to be executed on the 5th day of February 2015.


/s/ Paul S. Peercy
Paul S. Peercy




Signed or attested before me on the 5th day of February 2015 by Paul S. Peercy.


/s/ Claudia Monroe
Notary Public

Clauida Monroe, Notary Public
State of Wisconsin
My Commission Expires November 27, 2016